UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO. 001-07731

CUSIP NUMBER 291087203

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Emerson Radio Corp.

Full Name of Registrant

Not applicable.

Former Name if Applicable

3 University Plaza, Suite 405

Address of Principal Executive Office (Street and Number)

Hackensack, New Jersey 07601

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subsequent distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Emerson Radio Corp. (the “Company”) was unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2015 (the “Form 10-Q”), within the time period prescribed for such report without unreasonable effort or expense. See Part IV below.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Andrew Davis, Chief Financial Officer	973-428-2036
(Name and Title)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported net revenues of $8.9 million for the three months ended September 30, 2015 as compared to $14.2 million for the three months ended September 30, 2014. The Company reported operating loss of approximately $0.9 million for the three months ended September 30, 2015, as compared to operating income of approximately $30,000 for the three months ended September 30, 2014. The Company reported net loss of approximately $0.7 million for the three months ended September 30, 2015, as compared to net income of approximately $47,000 for the three months ended September 30, 2014.

Furthermore, Emerson was informed in November 2015 by one of its key customers that, commencing with the Spring of 2016, this customer will discontinue retailing in its stores the Emerson-branded microwave oven and compact refrigeration products currently sold to this customer by the Company. During fiscal 2015, the six month period of fiscal 2016 and the second quarter of fiscal 2016, net sales of these products by the Company to this customer were approximately $39.5 million, $16.5 million and $3.3 million, respectively, comprising approximately 57.3%, 63.4% and 42.5% of the Company’s total net product sales. The Company currently anticipates that it will continue shipping these products to this customer only through the remainder of the third quarter of fiscal 2016. Emerson anticipates that net product sales for the second half of fiscal 2016 will be negatively impacted by this event and that the first full year impact of this event will be realized by the Company in fiscal 2017, which begins on April 1, 2016. As previously disclosed by the Company, the complete loss of, or significant reduction in, business with either of the Company’s key customers will have a material adverse effect on the Company’s business and results of operations. Accordingly, the loss of the net sales will have a material adverse effect on the Company’s business and results of operations. The Company is analyzing the impacts to its business of this event and is identifying strategic courses of action for consideration. There can be no assurance that the Company will be able to increase sales of such products at levels sufficient to offset the adverse impact of the loss of these products to this customer, if at all.

Emerson Radio Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 17, 2015	By:	/s/ Andrew Davis
		Name:	Andrew Davis
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)